ARCHER AVIATION INC.

190 West Tasman Drive
San Jose, California 95134

November 20, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, DC 20549

Attention:	Eranga Dias
Re:	Archer Aviation Inc. Registration Statement on Form S-3 (File No. 333-275465) filed November 13, 2023

Requested Date: November 22, 2023

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Archer Aviation Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Ran D. Ben-Tzur, an attorney with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Ben-Tzur at (650) 335-7613.

* * *

Sincerely,

ARCHER AVIATION INC.

By:	/s/ Andy Missan
Andy Missan
Chief Legal Officer

Cc	Adam Goldstein, Chief Executive Officer

Mark Mesler, Chief Financial Officer

Archer Aviation Inc.

Ran D. Ben-Tzur, Esq.

Patrick Grilli, Esq.

Joshua W. Damm, Esq.

Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]